

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Mr. Michael Nott
Chief Executive Officer
Gunpowder Gold Corporation
4830 Impressario Court, Suite 109
Las Vegas, Nevada 89149

> **Re: Gunpowder Gold Corporation**
> **Form 10-K for the year ended August 31, 2011**
> **Filed on December 14, 2011**
> **File No. 001-34976**

Dear Mr. Michael Nott:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant